Filed by: First Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Subject Company: First Bancorp
                                                     Commission File No. 0-15572




THE FOLLOWING IS A PRESS RELEASE THAT WAS DISSEMINATED TO THE PUBLIC ON APRIL 13, 2000.


                           First Bancorp Reports 24.8%
                         Increase in Quarterly Earnings



Thursday, April 13, 2000 (For Immediate Release)
------------------------

TROY, N.C. - First Bancorp (NASDAQ - FBNC), the parent company of First Bank, announced record quarterly earnings today of $1,842,000, a 24.8% increase over the $1,476,000 earned in the first quarter of 1999. Earnings per share on a diluted basis increased 25.0% to $0.40 per share for the first quarter of 2000 from the $0.32 reported for the first quarter of 1999.

The earnings reported for the first quarter of 2000 represent a return on average assets of 1.33% and a return on average equity of 16.50%.

The Company said that strong growth in loans and deposits continues to be the driving force for the increases in earnings. Comparing March 31, 2000 to March 31, 1999, loans have increased 20.1% and deposits have increased 13.9%. Also contributing to the 17.0% increase in net interest income was a higher net interest margin. The Company's net interest margin of 5.03% for the first quarter of 2000 was slightly higher than the 4.97% yield realized in the first quarter of 1999. Noninterest income increased 5.7%, while noninterest expenses increased 9.6% when comparing the first quarter of 2000 to the first quarter of 1999. The Company's effective tax rate decreased from 35.2% in the first quarter of 1999 to 33.2% in the first quarter of 2000, primarily due to the favorable state tax treatment realized by a subsidiary of the Company that was incorporated in the second quarter of 1999.

The Company's asset quality ratios remain strong with an annualized net charge-off to average loans percentage of 0.07% and a nonperforming loans to total loans percentage of 0.15%.

"We had a very successful quarter. I think the numbers speak pretty well for themselves," stated President and CEO Jimmie Garner. "I'd like to congratulate our employees for the attainment of another milestone in reaching $500 million in deposits during the first quarter," added Mr. Garner.

Mr. Garner also commented on First Bancorp's pending acquisition of First Savings Bancorp, Inc., a savings institution with six branch offices in Moore County and total assets of approximately $330 million. "We are moving forward with the process necessary to effectuate this transaction," noted Mr. Garner. "We anticipate the consummation of this merger taking place in the next 2 to 3 months. We are eager to begin business with our new partner," added Mr. Garner.

The transaction with First Savings Bancorp, Inc. was announced in a joint press release on December 16, 1999. Interested parties can obtain a copy of the press release by contacting First Bancorp at the number noted below.

Mr. Garner also noted the opening of First Bank's newest branch in Pittsboro, Chatham County, on March 25, 2000. This is First Bank's second branch in Chatham County and brings the total First Bank network to 35 branches.

The Company reported that in light of market conditions a total of 43,900 shares of its stock were repurchased by the Company during the first quarter of 2000 at an average cost of $15.86 per share.

Share data for 1999 has been adjusted to reflect the 3-for-2 stock split that was paid on September 13, 1999 to shareholders of record as of August 30, 1999.


First Bancorp is a bank holding company based in Troy, North Carolina. Its principal activity is the ownership and operation of First Bank, a state-chartered bank that operates 35 branch offices in a fourteen county market area centered in Troy. First Bancorp's common stock is traded on the NASDAQ National Market under the symbol FBNC. Broker contacts for market makers of First Bancorp's common stock include J.C. Bradford & Co. (Clay Young at
1-800-830-6071),   Legg  Mason  (Paul   Newton  at   1-800-628-5770),   Scott  &
Stringfellow, Inc. (Jeff O'Quinn at 1-800-763-1893, or Alan Tilley at 1-800-476-1824), Trident Securities (Sadler Stukes at 1-800-340-6321), and Wachovia Securities, Inc. (Kel Normann at 1-800-929-1019).

Please visit our website at www.firstbancorp.com. For additional financial data, please see the attached Financial Summary. For additional information, please contact:

Mr. James H. Garner
President & Chief Executive Officer
Telephone: (910) 576-6171


This press release contains statements that could be deemed forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," or other statements concerning opinions or judgments of the Company and its management about future events. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to, the financial success or changing strategies of the Company's customers, actions of government regulators, the level of market interest rates, and general economic conditions.


Investors and security holders are advised to read the joint proxy statement/prospectus regarding the merger referenced in the foregoing information  when  it  becomes  available,  because  it will  contain  important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Bancorp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by First Bancorp at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and other relevant documents may also be obtained from First Bancorp by directing such request to First Bancorp, 341 North Main Street, Troy, North Carolina 27371-0508,
Attention: Anna G. Hollers, telephone: (910) 576-6171.

================================================================================
                         First Bancorp and Subsidiaries
                                Financial Summary
================================================================================

                                                                           Three Months Ended
                                                                                March 31,
                                                                          --------------------       Percent
($ in thousands except per share data -unaudited)                          2000          1999        Change
--------------------------------------------------------------------------------------------------------------
INCOME STATEMENT

Interest income
---------------
   Interest and fees on loans                                              $  9,693         7,919
   Interest on investment securities                                          1,076         1,035
   Other interest income                                                        209           204
                                                                           --------       -------
      Total interest income                                                  10,978         9,158     19.9%
                                                                            -------       -------
Interest expense
----------------
   Interest on deposits                                                       4,338         3,677
   Interest on short-term borrowings                                            269            35
                                                                            -------       -------
      Total interest expense                                                  4,607         3,712     24.1%
                                                                            -------       -------
        Net interest income                                                   6,371         5,446     17.0%
Provision for loan losses                                                       310           200     55.0%
                                                                            -------       -------
Net interest income after provision
      for loan losses                                                         6,061         5,246     15.5%
                                                                            -------       -------
Noninterest income
-----------------
   Service charges on deposit accounts                                          695           664
   Other  service  charges,  commissions, and fees                              446           371
   Fees from presold mortgages                                                   86           171
   Commissions from insurance sales                                             145            87
   Data processing fees                                                          20            10
   Securities gains                                                               -             5
   Other gains (losses)                                                        (10)             -
                                                                            -------       -------
      Total noninterest income                                                1,382         1,308     5.7%
                                                                            -------       -------
Noninterest expenses
--------------------
   Personnel expense                                                          2,680         2,345
   Occupancy and equipment expense                                              597           552
   Other operating expenses                                                   1,408         1,378
                                                                            -------       -------
      Total noninterest expenses                                              4,685         4,275     9.6%
                                                                            -------       -------
Income before income taxes                                                    2,758         2,279     21.0%
Income taxes                                                                    916           803     14.1%
                                                                            -------       -------
Net income                                                                 $  1,842         1,476     24.8%
                                                                           ========       =======

ADDITIONAL INCOME STATEMENT INFORMATION
---------------------------------------

Noncash expenses - pretax
     Goodwill amortization                                                  $   158           159
     Premises and equipment depreciation                                        244           212
                                                                            -------       -------
          Total noncash expenses, pretax                                    $   402           371     8.4%
                                                                           ========       =======
Tax equivalent net interest income
     Net interest income, as recorded                                      $  6,371         5,446
     Tax equivalent adjustment                                                  142           152
                                                                            -------       -------
          Tax equivalent net interest income                               $  6,513         5,598     16.3%
                                                                           ========       =======

================================================================================
                         First Bancorp and Subsidiaries
                           Financial Summary - page 2
================================================================================

                                                                 Three Months Ended
                                                                      March 31,
                                                                 -------------------        Percent
SHARE DATA                                                         2000       1999 (1)       Change
                                                                 --------    ----------      -------

Earnings per share - basic                                       $   0.41          0.33        24.2%
Earnings per share - diluted                                         0.40          0.32        25.0%
Cash dividends declared                                              0.13        0.1133        14.7%
Stated book value                                                    9.85          9.08         8.5%
Tangible book value                                                  8.72          7.83        11.4%
Common shares outstanding at end of period                      4,520,851     4,517,792
Weighted average shares outstanding - basic                     4,537,300     4,523,076
Weighted average shares outstanding - diluted                   4,612,265     4,629,944

SELECTED RATIOS
Return on average assets                                            1.33%         1.22%
Return on average equity                                           16.50%        14.51%
Net interest margin - tax equivalent                                5.03%         4.97%
Efficiency ratio - tax equivalent                                  59.34%        61.90%
Shareholders' equity to assets                                      7.54%         8.11%
Tier I risk-based capital                                           9.32%         9.71%
Total risk based capital                                           10.44%        10.83%
Tier I leverage capital                                             7.38%         7.34%

(1) Share data has been adjusted to reflect the 3-for-2 stock split paid on September 13, 1999.

--------------------------------------------------------------------------------

TREND INFORMATION
($ in thousands except share data)
                                                                          For the Three Months Ended
                                                                          ---------------------------
                                                 March 31,    Dec. 31,     Sept. 30,     June 30,       March 31,    One Year
INCOME STATEMENT                                   2000         1999          1999       1999 (2)       1999 (2)      Change
                                                -----------  ------------  -----------  ------------  -----------  -----------
Net interest income - tax equivalent            $ 6,513        6,347         6,221        5,892         5,598        16.3%
Taxable equivalent adjustment                       142          130           143          149           152        -6.6%
Net interest income                               6,371        6,217         6,078        5,743         5,446        17.0%
Provision for loan losses                           310          245           205          260           200        55.0%
Core noninterest income                           1,392        1,247         1,239        1,293         1,303         6.8%
Non-core noninterest income (loss), net (1)        (10)           14             3           17             5      -300.0%
Noninterest expense                               4,685        4,628         4,606        4,307         4,275         9.6%
Income before income taxes                        2,758        2,605         2,509        2,486         2,279        21.0%
Income taxes                                        916          828           771          858           803        14.1%
Net income                                        1,842        1,777         1,738        1,628         1,476        24.8%

Earnings per share - basic                         0.41         0.39          0.38         0.36          0.33        24.2%
Earnings per share - diluted                       0.40         0.38          0.37         0.35          0.32        25.0%

(1) Includes gains and losses from securities sales, loan sales, fixed assets, other real estate and other nonrecurring items.
(2) Share data has been adjusted to reflect the 3-for-2 stock split paid on September 13, 1999.

================================================================================
                         First Bancorp and Subsidiaries
                           Financial Summary - page 3
================================================================================


                                                   March 31,     Dec. 31,     Sept. 30,    June 30,     March 31,     One Year
PERIOD END BALANCES                                 2000          1999          1999         1999         1999         Change
                                                 -----------  ------------  -----------  ------------  -----------   -----------
Assets                                            $ 591,155      559,447       535,149      526,287       505,862        16.9%
Securities                                           74,194       71,808        71,463       73,100        77,380        -4.1%
Loans                                               442,728      419,163       400,574      387,755       368,511        20.1%
Allowance for loan losses                             6,313        6,078         5,988        5,822         5,671        11.3%
Intangible assets                                     5,104        5,261         5,366        5,525         5,684       -10.2%
Deposits                                            500,724      480,023       456,085      451,356       439,466        13.9%
Short-term borrowings                                40,000       30,000        30,000       28,000        20,000       100.0%
Shareholders' equity                                 44,547       43,942        42,880       41,728        41,036         8.6%

                                                                           For the Three Months Ended
                                                                           ---------------------------
                                                   March 31,    Dec. 31,      Sept. 30,     June 30,     March 31,     One Year
YIELD INFORMATION                                    2000        1999           1999         1999          1999       Change (2)
                                                 -----------  ------------  -----------  ------------  -----------   -----------
Yield on loans                                        9.03%        8.93%         8.83%        8.74%         8.81%        22 bp
Yield on securities - tax equivalent                  6.57%        6.34%         6.38%        6.30%         6.31%        26 bp
Yield on other earning assets                         5.80%        5.38%         5.71%        5.21%         5.07%        73 bp
   Yield on all interest earning assets               8.59%        8.32%         8.37%        8.25%         8.26%        33 bp

Rate on interest bearing deposits                     4.09%        3.91%         3.76%        3.80%         3.90%        19 bp
Rate on other interest bearing liabilities            5.95%        5.71%         5.44%        5.12%         4.63%       132 bp
   Rate on all interest bearing liabilities           4.17%        4.02%         3.80%        3.81%         3.91%        26 bp

     Interest rate spread - tax equivalent            4.42%        4.30%         4.57%        4.44%         4.35%         7 bp
     Net interest  margin - tax  equivalent (1)       5.03%        4.88%         5.16%        5.04%         4.97%         6 bp

        Average prime rate                            8.69%        8.37%         8.10%        7.75%         7.75%        94 bp

(1) Calculated by dividing annualized tax equivalent net interest income by average earning assets for the period.
(2)   Expressed in terms of change in basis points from previous year.

                                                  March 31,    Dec. 31,     Sept. 30,     June 30,      March 31,    One Year
                                                    2000         1999          1999         1999          1999        Change
                                                -----------  ------------  -----------  ------------  -----------  -----------
ASSET QUALITY DATA
Nonaccrual loans                                  $    429        595           535          621           596       -28.0%
Restructured loans                                     252        257           260          254           258        -2.3%
                                                  --------      -----         -----        -----         -----       ------
     Total nonperforming loans                         681        852           795          875           854       -20.3%
Other real estate                                      888        906           855          546           525        69.1%
                                                  --------      -----         -----        -----         -----       ------
     Total nonperforming assets                   $  1,569      1,758         1,650        1,421         1,379        13.8%
                                                  ========      =====         =====        =====         =====       ======

Net charge-offs to average loans - annualized        0.07%      0.15%         0.04%        0.11%         0.04%        3 bp*
Nonperforming loans to total loans                   0.15%      0.20%         0.20%        0.23%         0.23%       -8 bp*
Nonperforming assets to total assets                 0.27%      0.31%         0.31%        0.27%         0.27%        0 bp*
Allowance for loan losses to total loans             1.43%      1.45%         1.49%        1.50%         1.54%      -11 bp*

* Expressed in terms of change in basis points from previous year.